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                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

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                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
                  (PURSUANT TO SECTION 14(d)(1)
             OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 2)
                               AND
                           SCHEDULE 13D
            UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 2)

                     Bryan Steam Corporation
                    (Name Of Subject Company)

                 Burnham Acquisition Corporation
                       Burnham Corporation
                            (Bidders)

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             COMMON STOCK, PAR VALUE $10.00 PER SHARE
                  (Title of Class of Securities)

                            117547 109
              (CUSIP Number of Class of Securities)

                       --------------------

                       Albert Morrison III
                       Burnham Corporation
                      1241 Harrisburg Avenue
                       Lancaster, PA 17603
                          (717) 293-5800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications
                       on Behalf of Bidder)

                             COPY TO:
                      Donald A. Stern, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                        One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

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      Burnham Acquisition Corporation ("Purchaser") and Burnham
Corporation ("Parent") hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on September 29, 1998, with respect to the offer by Burnham Acquisition Corporation to purchase all outstanding shares of Common Stock, par value $10.00 per share (the "Shares"), of Bryan Steam Corporation, a New Mexico corporation, for a purchase price of $152.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 2. This amendment also amends and supplements the Schedule 13D originally filed on September 29, 1998 by with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.   ADDITIONAL INFORMATION.

      Item 10(c) of the Statement is hereby amended and supplemented by adding thereto the following:

      On October 20, 1998, Purchaser provided MacKenzie Partners Inc., the Information Agent for the tender offer, with a letter addressed from Purchaser to the holders of Shares for use in connection with the tender offer. A copy of letter, which was distributed to each of the holders, is included as Exhibit (f)(1) hereto and the information contained therein is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

      Item 11 of the Statement is hereby amended to add the following exhibit:

      (f)(1) Letter to Shareholders dated October 20, 1998.


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                            SIGNATURE

      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: October 20, 1998

                             BURNHAM ACQUISITION
                             CORPORATION


                             By  /s/ Ronald L. Griffith
                               ---------------------------
                             Name: Ronald L. Griffith
                             Title: Secretary

                             BURNHAM CORPORATION


                             By  /s/ Ronald L. Griffith
                               ---------------------------
                             Name: Ronald L. Griffith
                             Title: Senior Vice President


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                          EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
-------        ------------

(f)(1)         Letter to Shareholders dated October 20, 1998